Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

On August 8, 2006, Alcatel posted the message below on its internal website.

Merger update: clearance from both French and U.S. securities regulators

Our proposed merger with Lucent Technologies has cleared two important milestones: we have received clearance from both French and U.S. securities regulators concerning the necessary financial details of the merger transaction filed with the two institutions: the U.S. Securities and Exchange Commission (SEC) in the United States and the Autorité des marchés financiers (AMF) in France.

Regarding the U.S. securities regulations, on August 4, the SEC declared Alcatel’s Registration Statement on Form F-4 effective, registering the Alcatel ordinary shares underlying the Alcatel American Depositary Shares to be issued in the proposed transaction. The SEC is the U.S. securities regulatory agency that regulates U.S. financial markets in order to protect investors, maintain fair, orderly and efficient markets, and facilitate capital formation. Before any public offering of new securities, a registration statement has to be filed with the SEC. This registration statement must disclose pertinent information relating to the company’s operations, securities, management and purpose of the public offering.

On August 7, the French financial markets regulatory agency, the Autorité des marchés financiers (AMF), issued an approval (visa) for the French prospectus (note d'opération), in order to allow, upon closing of the transaction between Alcatel and Lucent, the listing on the Eurolist market of Euronext Paris of the new Alcatel shares to be issued to Lucent shareholders.

The French securities regulator’s purpose, among other things, is to set rules for and monitor transactions involving the securities of publicly traded companies, including rules for companies intending to merge. Alcatel was required to submit this note d’opération, which outlined all the financial details of the proposed merger with Lucent Technologies and in particular the offering of Alcatel American Depositary Shares and underlying Alcatel ordinary shares in the proposed merger transaction. This prospectus is the official listing document approved by the French securities regulator in connection with the issuance of new Alcatel shares in exchange for Lucent securities.

For the purpose of ensuring an equivalence of information provided in France and in the United States, the note d’opération and the F-4 filed by Alcatel include substantially the same information.

The two companies are still waiting for regulatory approvals from countries such as Canada, China and Brazil, as well as clearance by the Committee on Foreign Investment in the United States (CFIUS) and the ratification of the proposed transaction by the shareholders of Alcatel and Lucent on September 7.

Once these steps have been achieved, Alcatel and Lucent will be very close to the finish line, and we remain confident that we will close this merger by the end of this calendar year.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION

This website and other employee communications material contain statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel's managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent's and Alcatel's and the combined company's future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements' assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent's annual report on Form 10-K for the year ended September 30, 2005 and quarterly reports on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006 and Alcatel's annual report on Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Lucent and Alcatel with the U.S. Securities and Exchange Commission (the "SEC"). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this website and other employee communications material, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 333-133919) (the "Form F-4"), which includes a definitive proxy statement/prospectus, dated August 4, 2006, relating to the Alcatel ordinary shares underlying the Alcatel American Depositary Shares ("ADS") to be issued in the proposed transaction. This registration statement was declared effective by the SEC on August 4, 2006. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the "Form F-6" and together with the Form F-4, the "Registration Statements") to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain and will contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Alcatel's annual report on Form 20-F filed with the SEC on March 31, 2006, as amended on August 4, 2006, and August 7, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.